August 4, 2022

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Conlon Danberg

Re:	Syros Pharmaceuticals, Inc.

Registration Statement on Form S-4

File No. 333-266184

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Syros Pharmaceuticals, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-266184), so that it may become effective at 4:00 p.m., Eastern Time, on August 8, 2022, or as soon as practicable thereafter.

Very truly yours,

SYROS PHARMACEUTICALS, INC.

By:	/s/ Jason Haas
Name:	Jason Haas
Title:	Chief Financial Officer